HOOPOE CAPITAL MARKETS, LLC

Statement of Financial Condition

**Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934
and Report of Independent Registered Public Accounting Firm
For the year ended December 31, 2021**

(Public)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70107

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hoopoe Capital Markets, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

603 Mass. Ave, Suite 200
_____
(No. and Street)

Boston   MA   02118
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mohammad Kaleem   617-318-9244   bilal@hoopoecapitalmarkets.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith + Brown, PC
_____
(Name – if individual, state last, first, and middle name)

155 Seaport Blvd, F3   Boston   MA   02210
_____
(Address)   (City)   (State)   (Zip Code)

October 8, 2002   100
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mohammad Bilal Kaleem _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hoopoe Capital Markets, LLC _____ , as of December 31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Samantha Loretta Wright
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
May 8, 2026

Signature: _Mohd Kaleem_

Title:
Executive Representative

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOOPOE CAPITAL MARKETS, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

withum+

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Those Charged with Governance of Hoopoe Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hoopoe Capital Markets, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

Boston, Massachusetts

February 22, 2022

WithumSmith+Brown, PC   155 Seaport Boulevard, Boston, Massachusetts 02210-2698   T [617] 227 3333   F [617] 227 5430   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

1

HOOPOE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets

Cash and cash equivalents	$ 223,679
Clearing deposit	50,000
Receivables from Non-Customers	12,522
Total assets	**$ 286,201**

Liabilities and Member's Equity

Liabilities

Accounts payable	$ 25,366
Deferred revenue	5,307
Due to broker	16,582
Member's equity	238,946
Total liabilities and member's equity	**$ 286,201**

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Hoopoe Capital Markets, LLC (the "Company") is a Delaware Limited Liability Company formed on March 14, 2018, and was approved by the Securities and Exchange Commission ("SEC") on December 20, 2018 (date of registration) for the purpose of conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the SEC. The Company also represents corporate and private clients in a broad range of transactions, including; private placement; as a broker retailing corporate equity and debt securities, U.S. government securities, municipal securities including 529 plans, non-traded real estate investment trusts (REITs), mutual funds; and as a broker selling variable life insurance or annuities. The Company transacts its business with customers located in California, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania and Texas. The Company as a non-clearing broker does not handle any customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2021, cash and cash equivalents consists primarily of an interest-bearing checking account.

The Company maintains a cash bank deposit account with a financial institution in Massachusetts. At December 31, 2021, the Company's cash did not exceed the Federal Deposit Insurance Corporation ("FDIC") limit, up to $250,000.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from private placements. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events. If the revenue, in our judgment, does not meet the criteria for inclusion in income, then the revenue would be recorded as deferred revenue.

The Company had no contract assets at January 1, 2021 and December 31, 2021. The Company had deferred revenue of $5,859 and $5,307 at January 1, 2021 and December 31, 2021, respectively.

MEASUREMENT OF CREDIT LOSSES ON FINANCIAL INSTRUMENTS

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis.

The Company identified receivables, including its clearing deposit, from its clearing broker ($50,000 balance at both January 1, 2021 and December 31, 2021) and receivable from non-customers ($0 and $12, 522 as of January 1, 2021 and December 31, 2021, respectively) as impacted by the above guidance. As a non-clearing broker, the Company has its customers' transactions cleared through the executing broker or other broker-dealers pursuant to clearance agreements. The Company's receivables from broker-dealers and clearing organizations may include commissions receivable from settled and unsettled trades, accrued interest receivables and cash deposits. For commissions receivable from trades settled pursuant to clearance agreements, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time as the trades are settled daily between the clearing organization and the Company's customers. The Company proactively monitors the settlement activity between the clearing organization and its customers and reviews the credit quality of its counterparties.

At December 31, 2021, the Company has balances of $0 of receivables from customer contracts, $12,522 of receivables from non-customers and a $50,000 cash deposit with their clearing broker in connection with their clearing agreement. The Company's CECL allowance at January 1, 2021 and December 31, 2021 was zero, and there was no credit loss expense for the year ended December 31, 2021.

INCOME TAXES

The Company is a single member limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the member. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

At December 31, 2021, management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

NOTE 3 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c- 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, as defined. At December 31, 2021 the Company had net capital of $226,424 which was $221,424 in excess of its minimum net capital of $5,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. As of December 31, 2021, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NOTE 6 - CLEARING ARRANGEMENTS

The Company entered into a clearing agreement with RBC Capital Markets LLC ("Clearing Broker") on December 14, 2018 to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with Hoopoe Advisors ("HA") pursuant to SEC rule 17a-3 and 17a-4. Pursuant to the agreement the Company is not obligated to pay its affiliate for services described in the expense sharing agreement paid by its affiliate. As per the agreement, HA maintains a schedule of these expenses as per the requirements of the SEC and FINRA. The Company's expense sharing agreement includes services for utilities, telephone services, internet services and typical office facilities expense.

NOTE 8 – RISKS AND UNCERTAINTIES

During the 2021 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through February 22, 2022. There were no subsequent events that required recognition or disclosure.